SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

      Certificate is filed by: The Cleveland Electric Illuminating Company ("CEI"), a subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.    Type of securities:

      Pursuant to a Reimbursement Agreement dated as of April 5, 2002 among CEI, The Toledo Edison Company (collectively with CEI, the "Companies"), Barclays Bank, PLC ("Barclays"), as Joint Lead Arranger, Fronting Bank and Administrative Agent, Union Bank of California, N.A., as Joint Lead Arranger and Syndication Agent, and the Participating Banks named therein, nine letters of credit (each individually, a "Letter of Credit", and collectively, the "Letters of Credit") were issued by Barclays in favor of the Owner Participants (listed in Item 3 below), as provided for in the Participation Agreements, each dated as of September 15, 1987, as amended to the date hereof, among (i) each such Owner Participant, (ii) BVPS Funding Corporation, (iii) BVPS II Funding Corporation, (iv) the Owner Trustee, under the Trust Agreement dated as of September 15, 1987 with the Owner Participant, (v) The Bank of New York (as successor to Irving Trust Company), as Indenture Trustee, under the Trust Indenture, Mortgage, Security Agreement and Assignment of Lease dated as of September 15, 1987 with the Owner Trustee and (vi) the Companies, relating to the ownership and lease of an undivided interest in the Beaver Valley Power Station Unit 2 located in the borough of Shippingport and Beaver County, Pennsylvania, through a trust for the benefit of the Owner Participant, which interest was leased to the Companies pursuant to a Facility Lease dated as of September 15, 1987 (as amended to the date hereof, the "Facility Lease"), between the Owner Trustee and the Companies. The Companies are required to maintain an irrevocable letter of credit in support of certain of their obligations under such Facility Lease.

2.    Issue, renewal or guaranty:

      Issue.


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3.    Principal amount of each security:

      The Letters of Credit were issued in the following maximum drawing amounts, in each case declining semiannually:

      a.    $11,577,051.43   in  favor  of  PNC  Commercial   Corp.,   as  Owner
            Participant.

      b. $50,125,703.95 in favor of DaimlerChrysler Services North America LLC, as Owner Participant.

      c.    $57,174,430.47   in  favor  of  Mission   Funding   Beta,  as  Owner
            Participant.

      d. $14,676,837.63 in favor of AHLIC Investment Holdings Corporation, as Owner Participant.

      e.    $14,676,837.63   in  favor  of  Beaver   Valley,   Inc.,   as  Owner
            Participant.

      f. $19,069,451.04 in favor of Perry One Delta Limited Partnership, as Owner Participant (with respect to Trust Estate A).

      g. $19,069,451.04 in favor of Perry One Delta Limited Partnership, as Owner Participant (with respect to Trust Estate B).

      h. $15,865,861.07 in favor of Perry One Gamma Limited Partnership, as Owner Participant.

      i.    $13,665,835.59   in  favor  of  Beaver   Valley   Two  Rho   Limited
            Partnership, as Owner Participant.

4.    Rate of interest per annum of each security:

      Drawings under the Letters of Credit not immediately reimbursed by CEI to the Fronting Bank bear interest at either an Alternate Base Rate or a Eurodollar Rate. As of the date hereof, such rates would be 4.75% and 3.185% per annum, respectively.

5.    Date of issue, renewal or guaranty of each security:

      April 5, 2002

6.    If renewal of security, give date of original issue:

      Not Applicable.

7.    Date of maturity of each security:

      April 5, 2005

8. Name of the person to whom each security was issued, renewed or guaranteed:

      Each Letter of Credit was issued for the account of the Companies in favor of the Owner Participants listed above in Item 3.

9.    Collateral given with each security:

      None.
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10.   Consideration given for each security:

      None.

11.   Application of proceeds of each security:

      Not Applicable.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

      (a)  the provisions contained in the first sentence of Section 6(b)  [ ]

      (b)  the provisions contained in the fourth sentence of Section 6(b) [ ]

      (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

      Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

      Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

      Rule 52.

                                          THE CLEVELAND ELECTRIC
                                             ILLUMINATING COMPANY


                                          By:_______________________________
                                               Thomas Navin
                                               Treasurer

Date: April 15, 2002
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